Filed by Primus Telecommunications Group, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Arbinet Corporation

Registration No.: 333-171293

Primus and Arbinet Announce Special Meetings of Stockholders

MCLEAN, VA and HERNDON, VA – January 14, 2011 – Primus Telecommunications Group, Incorporated (OTCBB: PMUG), a global facilities-based integrated provider of advanced telecommunications products and services, and Arbinet Corporation (NASDAQ: ARBX), a leading provider of telecommunications services to fixed and mobile operators, announced today that their respective boards of directors have scheduled special meetings of their respective stockholders for Friday, February 25, 2011 to vote on matters incident to the proposed transaction announced by the companies on November 11, 2010.

Primus’ stockholders will vote on the issuance of shares in connection with the company’s proposed acquisition of Arbinet and the approval of the Primus Telecommunications Group, Incorporated Management Compensation Plan, as Amended. Primus stockholders of record as of the close of business on Wednesday, January 12, 2011 will be entitled to notice of, and to vote at, Primus’ special meeting.

Arbinet’s stockholders will vote on the definitive merger agreement pursuant to which Arbinet will be acquired by Primus in the proposed stock-for-stock merger transaction. Arbinet stockholders of record as of the close of business on Wednesday, January 12, 2011 will be entitled to notice of, and to vote at, Arbinet’s special meeting.

The companies currently expect the proposed merger transaction to be completed by the end of February 2011, subject to stockholder approvals and the satisfaction of all other closing conditions contained in the merger agreement.

About Primus

Primus Telecommunications Group, Incorporated is a leading provider of advanced communication solutions, including, traditional and IP voice, data, mobile services, broadband Internet, collocation, hosting, and outsourced managed services to business and residential customers in the United States, Canada, Australia, and Brazil. Primus is also one of the leading international wholesale service providers to fixed and mobile network operators worldwide. Primus owns and operates its own global network of next-generation IP soft switches, media gateways, hosted IP/SIP platforms, broadband infrastructure, fiber capacity, and data centers located in Canada, Australia, and Brazil. Founded in 1994, Primus is headquartered in McLean, Virginia.

About Arbinet

Arbinet is a leading provider of international voice, data and managed communications services for fixed, mobile and wholesale carriers. With more than 1,200 carrier customers across the globe connected to Arbinet’s network, Arbinet combines global scale with sophisticated platform intelligence, call routing and industry leading credit management and settlement capabilities. Arbinet offers these communication services through three primary product offerings including a thexchangeSM, Carrier Services and PrivateExchangeSM. Arbinet’s thexchangeSM platform, the largest online wholesale voice trading exchange, continues to provide customers with access to a neutral marketplace to buy and sell global voice and data traffic. Arbinet owns and operates a global network of next generation IP soft switches, media gateways, IP transport and co-location centers located in the United States, United Kingdom, Hong Kong, Frankfurt and Miami. Founded in 1996, Arbinet is headquartered in Herndon, Virginia.

Important Information and Where to Find It

In connection with the proposed acquisition, Arbinet and Primus filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on January 14, 2011. INVESTORS AND STOCKHOLDERS

ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Copies of the definitive joint proxy statement/prospectus will be sent to stockholders of both Arbinet and Primus seeking their approval of certain matters incident to the proposed acquisition. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Arbinet and Primus with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and Primus’s SEC filings that were incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or (ii) Arbinet 703-456-4100.

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective stockholders in connection with the proposed merger. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN EACH COMPANY’S 2009 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES LISTED ABOVE. ADDITIONAL INFORMATION ABOUT THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED ACQUISITION WILL BE INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Primus Investors:	Arbinet:
Primus Richard Ramlall, SVP Corporate Development and Chief Communications Officer 703-748-8050 ir@primustel.com	Arbinet Corporation Gary Brandt, Chief Financial Officer (703) 456-4140 ir@arbinet.com

Lippert/Heilshorn & Assoc., Inc. Carolyn Capaccio 212-838-3777 ccapaccio@lhai.com	Joele Frank, Wilkinson Brimmer Katcher Andrea Rose (212) 355-4449 arose@joelefrank.com

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